UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-13595

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

METTLER-TOLEDO, INC.

DEFINED CONTRIBUTION RETIREMENT SAVINGS PLAN

1900 POLARIS PARKWAY

COLUMBUS, OH 43240-4035

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

METTLER-TOLEDO INTERNATIONAL INC.

IM LANGACHER

P.O. BOX MT-100

CH8606 GREIFENSEE, SWITZERLAND

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

with Report of Independent Registered Public Accounting Firm

METTLER-TOLEDO, INC.

DEFINED CONTRIBUTION RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the accompanying financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, on a basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year (modified cash basis) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio

June 18, 2010

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan

Statements of Net Assets Available for Benefits (Modified Cash Basis)

As of December 31, 2009 and 2008

	2009	2008

Assets
Investments	$16,701,707	$12,320,723

Participant loans	206,450	113,936

Net assets available for benefits at fair value	16,908,157	12,434,659

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(36,593)	20,741

Net assets available for benefits	$16,871,564	$12,455,400

See accompanying notes to the financial statements.

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)

For the Years Ended December 31, 2009 and 2008

	2009	2008

Investment Activity
Dividends and interest	$360,818	$579,035
Net appreciation (depreciation) in fair value of investments	2,905,359	(5,446,631)

	3,266,177	(4,867,596)

Contributions
Employer	358,571	400,738
Participants’ deferrals	1,370,341	1,508,773

	1,728,912	1,909,511

	4,995,089	(2,958,085)

Deductions
Benefits paid to participants or beneficiaries	544,606	691,156
Administrative expenses	14,524	41,959
Asset transfer out	19,795	—

	578,925	733,115

Net increase (decrease) in net assets	4,416,164	(3,691,200)

Net assets available for benefits, beginning of year	12,455,400	16,146,600

Net assets available for benefits, end of year	$16,871,564	$12,455,400

See accompanying notes to the financial statements.

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan

Notes to the Financial Statements

For the Years Ended December 31, 2009 and 2008

1. Description of Plan

The following description of the Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

Effective January 1, 2003, Mettler-Toledo, Inc. (the Company) adopted the Plan as a continuation of the Mettler-Toledo, Inc. Enhanced Retirement Savings Plan.

The Plan is a qualified defined contribution plan covering eligible employees of adopting units (wholly-owned subsidiaries) of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Employees become eligible to participate in the Plan on the first day of the calendar month following the date the employee meets the eligibility requirements, as defined.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined by the Plan. The Company contributes matching contributions ranging from 0% to 50% of each participant’s contribution that does not exceed 6% of compensation, based upon the applicable unit. Certain units may also contribute a discretionary contribution annually. Participants who reach age 50 may elect to make catch-up contributions. Forfeitures may be used by the Company to reduce future contributions and/or to pay reasonable Plan expenses.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. An annual loan maintenance fee is deducted from the respective accounts of those participants with outstanding loans. The investment funds’ net investment earnings and changes in fair value are allocated to each participant’s account on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings. Vesting in the Company’s matching portion of their accounts plus actual earnings is based on years of continuous service. A participant is 100% vested after three years of credited service, as defined. Vesting in the discretionary portion of their accounts plus actual earnings is also based on years of continuous service. A participant is 100% vested after five years of credited service, as defined. Certain units continue to vest under the original vesting provisions. Participants are 100% vested upon retirement, Plan termination, disability or death.

Investment Options

Upon enrollment in the Plan, a participant can direct employee and Company contributions in 5% increments among the various investment options offered through Vanguard Fiduciary Trust Company (VFTC), the plan trustee. A participant may transfer amounts between investment options as of any business day.

Payment of Benefits

A participant’s vested account will be distributed upon retirement, termination, disability or death. Distributions are made in lump-sum or equal annual installments not to exceed the employee’s life expectancy. Upon death, the remaining balance shall be distributed in a lump sum within five years. Forfeitures, if any, are used to reduce Company contributions or pay Plan expenses. Participants may make a withdrawal during employment due to hardship as well as other allowable situations defined in the Plan document. Hardship withdrawals are subject to approval by the Pension Committee and must meet the criteria for hardship under Section 401(k) of the Internal Revenue Code (IRC).

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan.

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. The difference between the modified cash basis and accounting principles generally accepted in the United States of America is that contributions and interest and dividend income are recognized when received.

Investment Valuation and Income Recognition

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. The statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Under the terms of a trust agreement between the Company and VFTC, the trustee invests trust assets at the direction of the plan participants. The trustee has reported to the Company the trust fund investments and the trust transactions at both cost and fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s interest in the units of the Retirement Savings Trust, a common collective trust, is based on information reported by VFTC using audited financial statements of the collective trust at the end of 2009 and 2008. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are stated at unpaid principal, which approximates fair value. Realized and unrealized gains and losses are reflected as net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.

Interest charged to participants for participant loans is reviewed annually by the Plan administrator and is to be comparable to commercial lending rates on bank loans secured by certificates of deposit in the area at the time the loan is made. Loans may not exceed the lesser of 50% of a participant’s vested account balance or $50,000. The repayment period may not exceed five years. Each loan is secured by the remaining balance in the participant’s account.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recognized when received. Capital gain distributions are included in dividend income.

Contributions

Participant and Company contributions are recognized when received by the trustee.

Payment of Benefits

Benefits are recognized when paid.

Forfeitures

The portion of a participant’s account which is forfeited due to termination of employment for reasons other than retirement, disability or death is used to reduce the Company’s future contributions or pay Plan expenses. Forfeitures were used to pay Plan expenses of $13,941 and $41,542 in 2009 and 2008, respectively. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $556 and $11,855, respectively.

Administrative Expenses

Fees for portfolio management of VFTC funds are paid directly from fund earnings. Recordkeeping fees are paid by the Company. Audit fees are either paid by the Company or from the forfeiture account. Should the Company elect not to pay all or part of such expenses, the trustee then pays these expenses from the Plan assets. Expenses are recognized when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, requires the plan administrator to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of changes in net assets available for benefits during the reporting period. Actual results could differ significantly from those estimates.

Risk and Uncertainties

The Plan provides various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Subsequent Events

In February 2010, the FASB issued authoritative guidance on subsequent events. The guidance requires an SEC filer to evaluate subsequent events through the date the financial statements are issued but no longer requires an SEC filer to disclose the date through which the subsequent event evaluation occurred. The guidance became effective for the Plan upon issuance and had no impact on its financial statements.

3. Investments

The following investments represent 5% or more of net assets available for benefits at December 31, 2009 and 2008:

	2009	2008

Investments at fair value
Vanguard 500 Index Fund	$1,165,926	$907,223
Vanguard International Growth Fund	1,049,871	674,095
Vanguard Health Care Fund	1,037,678	817,166
Vanguard LifeStrategy Growth Fund	966,448	672,293
Vanguard Retirement Savings Trust	1,692,702	1,586,544

The following represents the realized and unrealized earnings (losses) on investments for the years ended December 31, 2009 and 2008:

	2009	2008
Net appreciation (depreciation)
Mutual Funds	$2,807,500	$(5,291,165)
Company Stock Fund	97,859	(155,466)

Total	$2,905,359	$(5,446,631)

	2009	2008
Dividends and interest
Mutual Funds	$301,176	$514,045
Common Collective Trust	51,345	59,065
Participant Loans	8,297	5,925

Total	$360,818	$579,035

4. Fair Value Measurements

On January 1, 2008, the Plan adopted guidance which clarified how plans are required to use a fair value measure for recognition and disclosure by establishing a common definition of fair value, provided a framework for measuring fair value and expanded disclosures about fair value measurements. On January 1, 2009, this guidance was adopted for all nonfinancial assets reported at fair value on a non-recurring basis. In 2009, the Plan adopted disclosure guidance which required greater disaggregation of the categories of debt and equity securities held as of December 31, 2009. The adoption of this guidance did not have a material impact on the Plan.

As of December 31, 2009 and 2008, the Plan had assets with a fair value of $16.9 million and $12.4 million, respectively. These assets consist of various mutual funds and a common collective trust as well as a Company stock fund and participant loans. The plan invests in shares of open-ended mutual funds that trade in active markets and produce a daily net asset value, equal to the fair value of the shares at year-end. Units of the common collective trust are valued at net asset value at the end of the year. Company stock is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Loans to participants are stated at unpaid principal, which approximates fair value. Because participant loans lack an active market, they are considered a level 3 asset.

Under U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement consists of observable and unobservable inputs that reflect the assumptions that a market participant would use in pricing an asset or liability.

A fair value hierarchy has been established that categorizes these inputs into three levels:

Level 1:	Quoted prices in active markets for identical assets and liabilities

Level 2:	Observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3:	Unobservable inputs

The following tables present for each of these hierarchy levels, the Plan assets that are measured at fair value on a recurring basis at December 31, 2009 and 2008:

	December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets:
Company Stock Fund	$258,457	$258,457	$—	$—
Mutual Funds:
Money Market Funds	40,852	40,852	—	—
Fixed Income Funds	1,512,571	1,512,571	—	—
Lifestyle/Balanced Funds	2,689,425	2,689,425	—	—
Large Cap Equity Funds	5,394,752	5,394,752	—	—
Mid & Small Cap Equity Funds	1,967,417	1,967,417	—	—
International Funds	1,788,876	1,788,876	—	—
Specialty Funds	1,356,655	1,356,655	—	—
Common Collective Trust	1,692,702	—	1,692,702	—
Participant Loans	206,450	—	—	206,450

Total	$16,908,157	$15,009,005	$1,692,702	$206,450

	December 31, 2008
	Total	Level 1	Level 2	Level 3
Assets:
Company Stock Fund	$227,523	$227,523	$—	$—
Mutual Funds	10,506,656	10,506,656	—	—
Common Collective Trust	1,586,544	—	1,586,544	—
Participant Loans	113,936	—	—	113,936

Total	$12,434,659	$10,734,179	$1,586,544	$113,936

The following table presents a summary of changes in the fair value of participant loans for the years ended December 31, 2009 and 2008:

	Level 3 Assets
	2009	2008
Balance, beginning of year	$113,936	$133,136
Unrealized gains/(losses) relating to instruments still held at the reporting date	—	—
Purchases, sales, issuances and settlements, (net)	92,514	(19,200)

Balance, end of year	$206,450	$113,936

5. Transactions with Parties-in-Interest

The Plan invests in shares of mutual funds and a common collective trust managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Participants may select Company stock as an investment option. The amount of Company stock held at December 31, 2009 and 2008 was $258,457 and $227,523, respectively. The Company stock appreciated $97,859 in 2009 and depreciated $155,466 in 2008.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will immediately become 100% vested in their accounts.

7. Tax Status

The Plan obtained its latest determination letter on October 20, 2009 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

8. Withdrawing Participants

As of December 31, 2008, vested benefits amounting to $12,159 were allocated to accounts of terminated participants who had elected to withdraw from the Plan but had not been paid. There were no such amounts as of December 31, 2009.

9. Asset Transfer Out

Assets were transferred from the Plan to the Mettler-Toledo Inc. Enhanced Retirement Savings Plan during 2009 relating to one participant’s balance.

10. Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per Schedule H of Form 5500 to the financial statements as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per Schedule H of Form 5500	$16,908,157	$12,434,659

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(36,593)	20,741

Net assets available for benefits per financial statements	$16,871,564	$12,455,400

The following is a reconciliation of net investment activity per Schedule H of Form 5500 to the financial statements for the years ended December 31, 2009 and 2008:

	2009	2008

Net gain (loss) on sale of assets	$7,938	$(13,845)
Interest	8,297	5,925
Unrealized appreciation (depreciation) of assets	89,921	(141,621)
Net investment gain from common collective trusts	108,679	29,769
Net investment gain (loss) on registered investment companies	3,108,676	(4,777,120)

Net investment activity per Schedule H of Form 5500	3,323,511	(4,896,892)

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts for the current year	(36,593)	20,741

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts for the prior year	(20,741)	8,555

Net investment activity per financial statements	$3,266,177	$(4,867,596)

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan

EIN : 34-1538688; PN: 061

Schedule of Assets (Held at End of Year) (Modified Cash Basis)

Form 5500, Schedule H, Line 4(i)

December 31, 2009

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Fair value
*	Vanguard	500 Index Fund	**	$1,165,926
*	Vanguard	Asset Allocation Fund	**	43,557
*	Vanguard	Balanced Index Fund	**	6,952
*	Vanguard	Capital Opportunity Fund	**	780,346
*	Vanguard	Emerging Markets Stock Index Fund	**	38,020
*	Vanguard	Energy Fund	**	26,103
*	Vanguard	Equity Income Fund	**	450,492
*	Vanguard	European Stock Index Fund	**	7,251
*	Vanguard	Explorer Fund	**	354,007
*	Vanguard	GNMA Fund	**	436,788
*	Vanguard	Growth & Income Fund	**	304,918
*	Vanguard	Growth Index Fund	**	136,109
*	Vanguard	Health Care Fund	**	1,037,678
*	Vanguard	High-Yield Corporate Fund	**	150,333
*	Vanguard	Intermediate Term Investment Grade	**	119,070
*	Vanguard	International Growth Fund	**	1,049,871
*	Vanguard	International Value Fund	**	236,844
*	Vanguard	LifeStrategy Conservative Growth Fund	**	184,291
*	Vanguard	LifeStrategy Growth Fund	**	966,448
*	Vanguard	LifeStrategy Income Fund	**	97,292
*	Vanguard	LifeStrategy Moderate Growth Fund	**	358,388
*	Vanguard	Long Term Investment Grade	**	206,678
*	Vanguard	Mid-Cap Index Fund	**	427,981
*	Vanguard	Morgan Growth Fund	**	292,868
*	Vanguard	Prime Money Market Fund	**	40,852
*	Vanguard	PRIMECAP Fund	**	777,106
*	Vanguard	REIT Index Fund	**	292,874
*	Vanguard	Retirement Savings Trust	**	1,692,702
*	Vanguard	Selected Value Fund	**	145,948
*	Vanguard	Short Term Federal Fund	**	497
*	Vanguard	Small-Cap Index Fund	**	803,741
*	Vanguard	Strategic Equity Fund	**	235,741
*	Vanguard	Total Bond Market Index Fund	**	599,205
*	Vanguard	Total International Stock Index Fund	**	456,891
*	Vanguard	Total Stock Market Index Fund	**	336,703
*	Vanguard	U.S. Growth Fund	**	597,897
*	Vanguard	Value Index Fund	**	125,585
*	Vanguard	Wellesley Income Fund	**	456,000
*	Vanguard	Wellington Fund	**	576,497
*	Vanguard	Windsor II Fund	**	426,800
*	Mettler-Toledo, Inc.	Mettler - Toledo Stock - 2,462 shares	**	258,457
*	Participant Loans	Various ranging from 3.25 % to 8.25%	-0-	206,450

		Total		$16,908,157

*	Denotes party-in-interest
**	Cost omitted for participant directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 18, 2010	METTLER – TOLEDO, INC.
DEFINED CONTRIBUTION RETIREMENT SAVINGS PLAN

/s/ Shawn P. Vadala
Shawn P. Vadala
Plan Administrator

METTLER- TOLEDO, INC. DEFINED CONTRIBUTION RETIREMENT

SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K FOR FISCAL YEAR ENDED

DECEMBER 31, 2009

INDEX TO EXHIBITS

Exhibit No	Description	Page No.

1a	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Page 14